Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, $0.00001 par value per share (the “Common Stock”), of Cassava Sciences, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Common Stock

General

The following summary of the material features of our Common Stock and certain provisions of Delaware law do not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation, our bylaws, the Delaware General Corporation Law (“DGCL”) and other applicable law. For additional detail about our capital stock, please refer to our amended and restated certificate of incorporation and bylaws, each as amended, copies of which are included as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019.

As of the date of this Exhibit to the Form 10-K, our authorized capital stock consists of 130,000,000 shares. The Company is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock which this Company is authorized to issue is 120,000,000, with a par value of $0.001, and the total number of shares of Preferred Stock which we is authorized to issue is 10,000,000, with a par value of $0.001. The total number of shares of Common Stock, as of December 31, 2019, there were 21,841,810 shares of Common Stock issued and outstanding. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SAVA.”

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Voting Right

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. However, the Company is not currently paying any dividends.

No Preemptive or Similar Rights

The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Limitation on Rights of Holders of Common Stock – Preferred Stock

We currently have no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of the Common Stock.

The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of Common Stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock.

Certain Anti-Takeover Matters

Our amended and restated certificate of incorporation requires that certain amendments of the amended and restated certificate of incorporation and certain amendments by the stockholders of our bylaws require the approval of at least 66 2/3% of the voting power of all outstanding stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could delay changes in our management.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our bylaws provide that only our board of directors, the chairman of the board, the president or the chief executive officer may call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Director Classification

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our amended and restated certificate of incorporation provides that directors may be removed with cause by the affirmative vote of the holders of the outstanding shares of Common Stock.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Company or any subsidiary of the Company will not be held personally liable to the Company or its stockholders and will otherwise be indemnified by the Company for monetary damages for breach of fiduciary duty as a director of the Company, any predecessor of the Company or any subsidiary of the Company.

The Company, under the amended and restated certificate of incorporation, also indemnifies to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, any predecessor of the Company or any subsidiary of the Company or serves or served at any other enterprise as a director or officer at the request of the Company, any predecessor to the Company or any subsidiary of the Company.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, the board of directors of the Company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the Company and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the Company of any stock of the Company to the interested stockholder, subject to limited exceptions;

•	any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person.